Michael J. Choate

Direct: (312) 836-4066
Facsimile: (312) 275-7554
E-mail: mchoate@shefskylaw.com

026829-00001

August 18, 2005

Ms. Elaine Wolff
Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Inland American Real Estate Trust, Inc.
Registration Statement on Form S-11/A-3 Filed July 21, 2005
Registration No. 333-122743

Dear Ms. Wolff:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to comments contained in the Staff’s letters dated August 8, 2005 and August 1, 2005.  The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letters.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

August 8, 2005 Letter

Prior Performance of IREIC Affiliates, beginning on page 62

1.                                      We note your response to previous comment 1.  We note from your response that only IRRETI paid advisor fees during the three year period ended December 31, 2004.  We reissue the comment asking that you reflect the amounts that were deferred or forgiven for each prior program, if any, during this period.

RESPONSE:

Table II summarizes various compensation items paid by IRRETI and IRC to IREIC and its affiliates during the three year period ended December 31, 2004.  During this period, IRRETI was the only entity that paid advisor fees.  The amounts paid are shown in the line item captioned “Advisor asset management fee.”  During the three year period reported in Table II,

IREIC or its affiliates deferred a total of approximately $12.3 million in advisor fees.  As described in the proposed changes to the prospectus and Table II attached hereto, IRRETI paid all of the fees previously deferred during the year ended December 31, 2004.  Thus, during the three year period ended December 31, 2004, IRRETI paid a total of approximately $39.7 million and no amounts were outstanding or deferred at the end of this period.

2.                                      We note your response to previous comment 2.  Further we note your statement on page 57 that IREIC or its affiliates agreed to forego advisor fees so that distributions would not be deemed a return of capital.  Please reconcile the statement that distributions were not a return of capital with the statement that distributions that exceeded IRC’s earnings and profits were classified as a non-taxable distribution representing a reduction in basis for tax purposes.

RESPONSE:

The proposed disclosure that was to appear on page 57 of the prospectus has been revised.  Please see revised Rider 57 enclosed with this letter.

3.                                      We note your response to previous comment 3.  We note that the risk factor states that IREIC or its affiliates agreed to either forego or defer all or a portion of the advisor fee during the “early stages of their operations.”  Please revise to clarify the periods during which such fees were deferred or forgiven.  In this connection, we note that Table II reflects that no advisor fees were paid during the three year period ended December 31, 2004 and the offerings commenced in 1987, 1988, 1994 and 1999.

RESPONSE:

We have revised the risk factor previously submitted.  Please see revised Rider 26 enclosed with this letter.

Table III, Operating Results of Prior Programs, pages A-6-A-10

4.                                      We read your response to comment 4.  Please revise Table III to reflect “Cash available (deficiency) from operations” to the amount in the cash flows statement in IRRETI’s Form 10-K reported as net cash provided by operating activities rather than making adjustments in Note B.  You should separately reflect appropriate adjustments such as adjustment to purchase price (investing activities) and principal payments on debt (financial activities) to arrive at “Cash available before distributions and special items.”  Refer to Guide 5, Table III.

RESPONSE:

Table III has been revised to reflect cash available from operating, investing and financing activities.

5.                                      We note in your response to comment 4 and in IRRETI’s Form 10-K for the year ended December 31, 2004 that cash received under master lease agreements is already included in cash provided by operating activities of $185,807.  Please revise your table to exclude the duplicate amount or further explain what this adjustment represents.  If, after this revision, cash available after distributions and special items is a deficit, please expand the table to provide all sources of cash to cover such deficit.

RESPONSE:

We believe that this comment has been addressed by revising Table III pursuant to Comment 4.

6.                                      As it relates to your response to our prior comment 4, we are still considering your response that rental income under master leases is considered an operating activity.

RESPONSE:

Rental income under master leases has been moved from cash flows from operating activities to cash flows from investing activities.

August 1, 2005 Letter

Prior Performance of IREIC Affiliates, beginning on page 62

1.                                      In response to previous comment 1, tell us where the amounts deferred or forgiven by your sponsor and its affiliates are represented in Table II of your performance tables, Compensation to IREIC and Affiliates on page A-4.  We note at the bottom of the table that dollar amounts paid or payable to the general partner or its affiliates for either IRRETI or IRC are zero.

RESPONSE:

Table II summarizes various compensation items paid by IRRETI and IRC to IREIC and its affiliates during the three year period ended December 31, 2004.  During this period, only IRRETI paid advisor fees, as shown in the line item captioned “Advisor asset management fee.”  IRC has not paid advisor fees since becoming a self-administered REIT in 2000.  Neither IRRETI, which became a self-administered REIT on December 29, 2004, nor IRC had any outstanding advisor fees payable as of December 31, 2004.  The line item captioned “Dollar amounts paid or payable to general partner or affiliates from sales and refinancings” at the bottom of Table II applies only to payments made for property sale and refinancing services, not advisor fees.

2.                                      Your disclosure on page 66 suggests that distributions which exceed earnings and profits are classified as non-taxable distributions and represent a reduction in basis for federal income tax purposes.  We also note your disclosure that these distributions are not deemed to be a return of capital.  Please advise us and revise your disclosure to clarify why you do not consider these distributions to be a return of capital.  Similarly, in response to previous comment 4 tell us how classifying the distribution as “a return of tax basis” is different from classifying the distribution as a “return of capital.”

RESPONSE:

The terminology differs because the phrase “return of capital” is a company financial accounting concept while the phrase “reduction in basis” is a stockholder federal income tax reporting concept.  As used in the Form S-11, the phrase “return of capital” is used to describe the return of a stockholder’s original capital investment (i.e., a reduction to the company’s additional paid-in capital in connection with the payment of a distribution).  On the other hand, a “reduction in basis” is used to describe, and results from, cash distributions (other than in respect of property sale proceeds) in excess of the company’s current or accumulated earnings and profits.  We have included these concepts in the Prior Performance section of the Form S-11.

3.                                      We note your reference to the risk factor on page 32 in response to previous comment 3, please add a separately captioned risk factor discussing the risk that although your sponsor has elected to forgo or defer fees to make cash available for distributions for some of its prior programs, the sponsor exercises sole discretion to forgo or defer fees for Inland American REIT and may choose not to do so.

RESPONSE:

We have included the requested risk factor disclosure under the heading “Risks Related to Our Business” is the Risk Factors section.

Table III, Operating Results of Prior Programs, pages A-6-A-10

4.                                      We read your response to comment 7 of our letter dated July 11, 2005.  Please revise your disclosure in Note (B) to explain the nature of “cash received under master lease agreements.”  In your response, please tell us where this is included in IRRETI’s statement of cash flows and why this is not already included in cash provided by operating activities.

RESPONSE:

From time to time, IRRETI may acquire a property that includes one or more unleased premises.  In certain cases, IRRETI may enter into a master lease agreement with the seller of the property with respect to these unleased premises.  These master lease agreements provide for payments to be made to IRRETI and are designed to offset lost rent and CAM expenses paid by IRRETI with respect to the unleased premises.  Payments are made from an escrow account established at the time of closing and may continue for a period of up to three years following the closing date as certain re-leasing conditions are satisfied.  In accordance with GAAP, these escrow payments are recorded as a reduction in the purchase price of the property rather than as rental, or operating, income.  Disclosure to this effect has been added to note (B) in Table III.  In addition, please note that “rental income under master leases” is included in the operating activities section of the Consolidated Statement of Cash Flows included in IRRETI’s Form 10-K for the fiscal year ended December 31, 2004.

*       *       *

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form S-11.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate
Michael J. Choate

cc:	Charito A. Mittelman (SEC)
Brenda G. Gujral
Roberta S. Matlin